Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 29, 2006

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of a supplement thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and a supplement thereto approved by the AFM on May 31, 2006, and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Prospectus and related documents are available on the SEC’s website at www.sec.gov. In connection with its revised Offer, Mittal Steel intends to file supplemental information with the AFM, the CSSF, the CBFA, the AMF, the CNMV and the SEC and to distribute a supplement to its Information Document and Prospectus as soon as practicable.

FINAL TRANSCRIPT

Conference Call Transcript MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing) Event Date/Time: Jun. 26. 2006 / 1:00PM UKT

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

CORPORATE PARTICIPANTS

Joseph Kinsch

Arcelor - Chairman

Lakshmi Mittal

Mittal Steel - Chairman and CEO

Aditya Mittal

Mittal Steel - President and CFO

CONFERENCE CALL PARTICIPANTS

Peter Karagan

CD Rothschild - Analyst

Geraldine Manuel

Investor Europe - Analyst

Julian Offen

Reuters - Analyst

Henry Cooke

Steel Business Briefing - Analyst

James Kanter

International Herald Tribune Newspaper - Analyst

PRESENTATION

Joseph Kinsch - Arcelor - Chairman

[Translated]. Ladies and gentlemen, I would like first of all to extend you all a warm welcome here in Luxembourg. I would like to extend a particularly warm welcome to Mr. Mittal and his family -- members of his family, [his father], Mrs. Mittal of course, the son, the son-in-law and the daughters-in-law. I should have said the daughters-in-law first. Sorry about that. Bad procedure.

Welcome to all of you all to Luxembourg for this joint presentation between Mittal Steel and Arcelor.

I would like to say a few words about the development of our [inaudible], and certainly my view is that in the last five years and [there is no doubt about systems] Arcelor was set up, replicated a cross growth for the steel industry.

The steel industry, for a long time, had a negative mixture because of its weak financial performance, high exposure to economic cycles, and difficult social circumstances. One must recognize that the steel industry, for a long time, has not been in a position to manage supply over demand at world level.

Creating Arcelor was, as I said, a milestone. And from 2002 we really emphasized consolidation, enabling companies with the same development model, with similar prospects, and we try to emphasize which activities could yield more stable margins. And we decided to take more value rather than volume.

Arcelor, through its very existence, is one of the major axis of this consolidation exercise. That is how we should see the moving of Arcelor in Brazil, dividing -- gathering together stainless steel, long and short product producers, or more recently Dofasco in Canada.

The offer launched by Mittal Steel is part and parcel of that vision. As you all know, Arcelor at the end of January already was of the opinion that the conditions of that offer, including if the vision in May was not adequate, and fixed the reasons for that. Not enough value and an industrial model which was not in line with the vision of Arcelor, and a governance model that Arcelor deemed inadequate.

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

We are pleased to note that our arguments were taken on board and that Mittal Steel has revised its offer and brought in substantial changes in all fields, with an added value of something like 50% of their initial offer, with a new industrial model and governance that are those of Arcelor.

It becomes, therefore, natural to see the Board of Directors of Arcelor recommending to adopt this new proposal from Mittal Steel because it meets all the requirements that we set.

Some voices were heard, criticizing our initial reaction. But I can tell you that the result we have obtained is the best demonstration that the objections of the Board of Directors, which were supported very firmly with -- by our management in this month, was well founded. Council and management worked to guarantee the long-term future of Arcelor, but also the interests of our shareholders.

We work in the best interests of all parties of our Company. And the results are now visible. We want to make sure that value created by the men and women who work for Arcelor are fully recognized and you can see that to be the case today.

We work to make sure that our values, our model, should not be questioned and they won’t be. You now know the terms of that new offer. Mr. Mittal will come back to that; either he will do it, or his son, Aditya Mittal, will do it. But we believe that this puts the value at €25.4b now. Compared to January, a 50% improvement. An increase of nearly 100% in relation to the first offer and that is also a potential increase in the cash part of the offer.

The parity retained [with next] relative values of 61% for the shareholders of Arcelor and 39% for the shareholders of Mittal Steel. The present shareholders of Arcelor and Mittal Steel will respectively have 50.6% [sic - see press release] and 49.4% of the new company, Arcelor-Mittal.

In agreement with Mittal Steel, the industrial model of the steel complex will be based on that of Arcelor. You will remember probably that that was one of the points of importance as far as we were concerned. It is the core of our strategy and will remain so in the future. The Arcelor model is to give priority to value over volume. It is emphasizing research and development. It is highlighting investments in order to have updated facilities. And it is also commercial leadership based on our distribution networks that are very powerful.

It is also the best standards in health, safety and environment, the best standards as far as ethics and sustainable development, dialogue and social or corporate responsibility. But our agreement with Mittal Steel also forces the confirmation of all industrial plans and commitments of Arcelor. And over and beyond that, no consequence on employment relating to developed employment in the area of Arcelor.

There will be only one class of action of a share and they will all have the same voting rights. The council and Board of Directors will be critical bodies, and there will be in the first one a majority of independent members. The future Board of Directors will comprise 18 members. 12 of the present ones, out of which three are the present representatives of the employers -- the employees of Arcelor, and three independent persons appointed by Mittal Steel. Each director will have one vote.

The Mittal family will have approximately 43% of the new company, which will be called Arcelor-Mittal. The headquarters and operational center will be in Luxembourg. The general management will be composed of seven people - the four members of Arcelor and three members of the management of Mittal Steel.

Ladies and gentlemen, this is a considerable achievement which we have ahead of us but we have to be modest. It will be exhilarating, thrilling, but difficult. It will be probably more difficult than successfully integrating companies of more or less the same profile. Our staff members are aware of that. So are we.

We have to mobilize all energies in order to make this a success in the interests of each and every one of us. Men and women of Arcelor will do their very best to make it a total success. Gathering together our talents and our energy, I am convinced it will be a success.

Arcelor-Mittal will have to be a model for world steel industries. Thank you.

Thank you. I will give the floor now to Mr. Lakshmi Mittal.

Lakshmi Mittal - Mittal Steel - Chairman and CEO

Good afternoon, members of media. Good afternoon, management team of Arcelor and Mittal Steel, and ladies and gentlemen.

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

I am absolutely delighted to be here today in Luxembourg in what is a phenomenal day for the steel industry. As you know, we announced last night that we have reached agreement with the Board of Arcelor on a recommended transaction to mould the two companies together.

I am delighted that the Board of Arcelor has taken this decision. We have made an extremely compelling and attractive offer to the shareholders which values the Company at €40.4 per share, representing a premium of some 82% over the Arcelor share price on January 26, a day prior to Mittal Steel announcing the offer.

The new company, Arcelor-Mittal, will be the undisputed sector leader, a global giant with a footprint in every major region, producing an extensive range of products to the world’s most sophisticated customers. And it will have its home here in Luxembourg, a country rightly proud of its steel heritage, upon which its economy was built.

Arcelor-Mittal will be not only the leader of the steel industry, but also one of the world’s leading companies. With pro forma revenues of €71b for 2005, we would have ranked number 40 in the 2005 Fortune 500 of the world’s top global companies.

I have no doubt that we have a really exciting future in front of us, both from the Company and industry perspective. Today, the steel industry is enjoying a buoyant operating environment, fuelled by growth from emerging market powerhouses like China and India. At the same time, we have made great steps forward in terms of restructuring, the result of which will be a stronger, healthier, more consolidated industry, better capable of creating value for shareholders throughout the cycle.

I am very pleased that we have managed to reach the situation of an agreed merger. I’ve said from the outset that I hope to have discussions with the Arcelor board and management that would allow us to reach agreement, and that is what we achieved.

I also said that I had the highest respect for the Company and its management. That respect remains entirely undiminished. I have also said that we should focus on what is good for all the stakeholders. And I am delighted that is where we have ended up. I am not only proud at what we achieved with the formation of this Company, but completely convinced that it will be a European leader of which all stakeholders can be proud.

Overall, I am excited at the opportunity. These two companies have enormous complementary strengths. Arcelor is a company of great strength and heritage. Mittal Steel is a successful dynamic and proud of the role we have played in promoting a global consolidated business model. The steel industry may never before have seen a company with the strength and potential of Arcelor-Mittal. The challenges we face is to realize this potential.

You can rest assured that joint management team of both Arcelor and Mittal will leave no straw unturned in our quest to turn this vision into a reality. Thank you.

Now I will invite Aditya Mittal to come here. Thank you.

Aditya Mittal - Mittal Steel - President and CFO

Good afternoon. I would like to thank both Mr. Kinsch and Mr. Mittal, and I share their enthusiasm today. I would like to first thank the people involved in the process and then talk a little bit about the transaction specifics.

The greatest level of comfort to me personally has been the discussions we have had with the management board over the last 10 days. We began discussions on a wide range of subjects with Arcelor’s management board, and have been personally surprised at how positively they work together. We quickly realized that we can have a common vision, we can realize the synergies and, together, build the best steel company in the world.

I thank them for their honesty, transparency and positive attitude to these discussions and I believe this points to a very bright future.

I would also like to thank the team at Mittal Steel who have worked tirelessly and with enthusiasm for the last five months, many of them who are here today. We have had tremendous support from our employees, shareholders and business partners, and we thank them through this process.

Arcelor-Mittal will be a unique company in the steel industry, as everyone has talked about this afternoon, with unprecedented scale, scope and synergies. So I’ll just take a few moments and look at what the enlarged company will look like.

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

It will be the world’s only fully global steel company, with leading positions in NAFTA, EU, South America, Central Europe and South Africa. It will have exceptional raw material resources, with a high degree of iron ore self sufficiency.

It will have reduced volatility through geographic and product diversification. It will have a leading position across a key range of products. And it will have the ability to supply customers on a global basis. It will have the financial strength to support continued investment and growth initiatives.

It is a great transaction for both Arcelor and the Mittal shareholders as well. Based on Friday’s close, the revised offer value of each Arcelor share at €40.4. This is an improvement of 7% over the previous announced offer of May 19, 2006. Adjusting for the dividend the increase would be 10%.

For Mittal Steel shareholders, this transaction is accretive in 2006, as well as being accretive in subsequent years. Clearly this is a win-win situation for both sets of shareholders.

Of course, the process is not yet quite complete. We are delighted that our proposal has now received the recommendation of Arcelor’s Board of Directors. Now we should take this to successful completion. Arcelor shareholders must not only tender their shares into the Mittal Steel offer, but equally importantly must also vote down the Severstal transaction at the forthcoming EGM on Friday. Your voice made a difference. We hope to hear it again.

By taking these actions we will recognize our collective vision of creating a merger of equals which will allow the steel industry to have its true global leader. I thank you very much.

Joseph Kinsch - Arcelor - Chairman

All you stand up here so we can [inaudible]. And the old man will remain seated.

[Translated]. Ladies and gentlemen, of course it is time for questions now. Could we give people numbers, so that I could make a distinction between? The gentleman with a moustache there. If you’d shoot the first question, sir.

QUESTION AND ANSWER

Peter Karagan - CD Rothschild - Analyst

[Peter Karagan], [CD Rothschild]. A question for Mr. Mittal. Do you still expect some moves from your Russian rivals or do you feel it’s all over and you can relax? And what, in general, do you think about your rival?

Lakshmi Mittal - Mittal Steel - Chairman and CEO

I am very relaxed because we believe that shareholders of Arcelor and -- shareholders of Arcelor have really demonstrated that they believe in this transaction.

Severstal has signed an agreement with Arcelor. And as for the Board’s decision of yesterday, they can accept a superior deal only in the case there is a total bid for the Company. Otherwise, any partial bid will not be entertained by the Company.

So I am quite relaxed that we have the support of the shareholders. And on June 30, they will turn down the vote against the option which has been signed by the Company before. And on the date of July 5, or the extended date, the shareholders of Arcelor will tender their shares for Mittal Steel.

Geraldine Manuel - Investor Europe - Analyst

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

[Geraldine Manuel] from [Investor Europe] in Paris. I have a question for you, Mr. Mittal, and a question for you, Mr. Kinsch, as well. Mr. Mittal, some of your banks actually were worried that you were going a bit too far, to the point that you could have impacted your rating -- the rating of your Company. So how far were you ready to go had you faced another rejection from the Board of Arcelor?

And Mr. Kinsch, [inaudible - speaking in French].

Joseph Kinsch - Arcelor - Chairman

[Translated]. I’ll answer your last question. This is a reasonable marriage. And the reasons behind this marriage were explained in all directions. But I hope it can become a love marriage between our teams who will, I’m sure, try and work together as closely as possible.

We have defended our view, as Arcelor. We obtained what we wanted when it comes to the application of a future model. And I think our shareholders were also happy with the upgrading of our Company.

Mr. Mittal?

Lakshmi Mittal - Mittal Steel - Chairman and CEO

Thank you very much. On the marriage, I would like to make two comments. As I said before that we have been trying to persuade the bride for the last five months that we love her and she should accept a marriage proposal. And it took us about five months to persuade this bride, as she’s very young. So I hope that this marriage is long-lasting.

On the credit rating, if you look at the Company’s pro forma result, first of all I’d like to say that we have maintained that we will maintain the investment grade rating for the combined entity, and that is very important for us. We do understand that the steel industry requires a sustainable performance and a sustainable future. So we will not reduce our rating below the investment grade rating.

Our new proposal has almost been sounded to all the rating agencies. And we have positive news that our rating will be -- investment grade rating will be maintained.

Again, if you look at our EBITDA forecast, the Company’s projections for 2006 and 2007, you find the Company’s in a very strong financial situation. Even based on 2006 forecasts, our EBITDA and debt multiple -- net debt to EBITDA multiple is about 1.3. And going forward, it is going to go down further. So I am very happy with this debt which will be put on this Company. And I am confident that the Company will always remain financially strong and will have investment grade rating and better rating going forward.

Unidentified Audience Member

Mr. Mittal, [inaudible]. A double question please. If you look at the transaction, then the Arcelor shareholders will have the majority of the shares if all shares are tendered. And if you look at the composition of the board and of the management team, then Arcelor will have the majority in that as well. Should we talk about reverse [link] over here?

And the second question is that can actually only -- that may make sense if the CEO is from the Mittal side of the transaction, or even is [inaudible] Mittal. In other words, are we looking at the new CEO of the Company standing at the speaker’s [lectern] at the moment?

Aditya Mittal - Mittal Steel - President and CFO

I can tell you the answer to that now. But anyway [inaudible].

Lakshmi Mittal - Mittal Steel - Chairman and CEO

Go ahead if you want to answer.

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

Aditya Mittal - Mittal Steel - President and CFO

Sure. I’d love the job. But I don’t think it’s the most appropriate thing judging by my age, my experience so far in the Company. For the last nine years, as many of you know, I’ve been at the Company primarily corporate and strategy, finance and mergers and acquisitions work.

As I discussed with Mr. Kinsch when we met, and some of the members of the Management Board of Arcelor, I think it’s important for me to gain some operational experience, learn and understand Arcelor, its culture, what makes that organization work and so successful as it has been.

And therefore, at this point in time, we need a person who can demonstrate that the merger is one of an equal merger, a merger of equals, who can make sure that the organization integrates a part of our personalities, a part of our individuals, of course creating an organization which is based on its own systems, processes. And everyone should love that Company equally, regardless of what their origin is and regardless of what their last name is. So that’s my response.

Lakshmi Mittal - Mittal Steel - Chairman and CEO

Well, the Board of Directors, Mittal Steel and Arcelor, both companies will have fixed combination from each side. And there will be three nominees from the shareholders. For example, there are three major shareholders and they will be nominated from the three shareholders, independent shareholders. And there will be three representatives from the employees.

So, as Aditya said, that from the Board of Directors’ perspective, this will be a merger of equals. And we have equal nomination. And then the rest are independent board members from outside. Even out of six board members which we would nominate, three of them will be also independent. So this is how we have also been running Mittal Steel, with more than 50%, [60%]. Out of nine we had six outside independent board members.

So I am very relaxed about this structure because, after all, we have to have independent board members to continue to guide the management board about the future and the strategies going forward.

Unidentified Company Representative

Now we will have a question from [Julian Offen] of Reuters.

Julian Offen - Reuters - Analyst

Yes. I have one question -- a few questions, actually. First one, I would like to know what will happen with Guy Dolle as CEO. Can you tell us whether he will stay in the Company, how long? And can you tell us what will happen with the management? Who will do what exactly, if you have done a decision?

Secondly, you say there will be no restructuring in Arcelor. But in order to get the approval of the European Commission, I think there is a commitment to sell an Arcelor [tranche]. So does that mean that you’re going to re-notify to the European Commission?

And secondly, I think there is over 11 banks involved in this deal, law firms, communication firms. How much money did this cost you for both companies?

Joseph Kinsch - Arcelor - Chairman

I will give the first answer.

Lakshmi Mittal - Mittal Steel - Chairman and CEO

Go ahead [inaudible].

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

Joseph Kinsch - Arcelor - Chairman

The premier question -- the first question was about the management of the Company and about Guy Dolle, the CEO of Arcelor. Mr. Mittal and myself, we spoke about the future composition of the management board. We came to an agreement that the actual management board of Arcelor will be members of the management board of the new company and that there are three persons coming from Mittal Steel, being also member of that management board. So we will have seven members in the management board, and that the CEO will be proposed by Arcelor. That’s the agreement I have with Mr. Mittal.

Now, I spoke to Guy Dolle. And Mr. Mittal also, he spoke to Guy Dolle. Guy Dolle is of the opinion that in order to realize the merger and the development and the integration of the new Company during the next years, we should make the choice now to designate a new CEO, but that Guy Dolle would help us, as well as the management board and the Board of Directors, with the integration of the two companies.

About the composition of the management board, we didn’t take any decisions up to now during the talks Mr. Mittal had with myself. That’s about the two first questions, I think.

Mr. Mittal, would you speak about the [remedies] eventually?

Lakshmi Mittal - Mittal Steel - Chairman and CEO

Why don’t you say how much money you have spent?

Joseph Kinsch - Arcelor - Chairman

How much money, if I would know it, Mr. Mittal, I would say. But I agree, a lot of money, a lot of money. But I don’t know the exact figure.

Lakshmi Mittal - Mittal Steel - Chairman and CEO

And I also don’t know how much money we have spent, because actually spending will [inaudible] the shares tendered by the shareholders. When the transaction is over we will announce, and I hope that our teams have a good negotiation with all the advisors and bankers so they don’t overcharge [inaudible].

On the restructuring of Arcelor based on the EU plan, very soon we will discuss in the managing board -- with the managing board and with ourselves, and decide how to proceed forward in that aspect. We have not had any discussion yet. And I hope that this is going to take place very soon because once we have the management all fixed up, and Mr. Kinsch is going to suggest -- recommend to me the new CEO, then we will have a discussion on this. And once it is all finalized, I think this managing board will have tasks to think about whether we need to file a new application to EU or what is to be done.

Unidentified Company Representative

We have another question here, at the back.

Unidentified Audience Member

Yes. Sorry. I have two questions, one for Mr. Mittal and one for both. For Mr. Mittal, Mittal made a -- has a binding agreement with Thyssen Krupp for the sale of Dofasco, but this is something that you -- that the two companies have still not agreed on. So what is going to become of that?

And second, for both of you, one of Arcelor’s shareholders, Zaleski, who holds 7.8% of the shares, says that Mittal could still raise the offer further. So does this make either of you nervous that the offer will not be accepted by shareholders?

Lakshmi Mittal - Mittal Steel - Chairman and CEO

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

I don’t know when he said this and we have absolutely no chance of further revising the offer. Our offer has been accepted by Arcelor board and that’s it. There is no change.

On the TK, perhaps, Aditya, you can explain a little bit the differences where -- when we are revisiting?

Aditya Mittal - Mittal Steel - President and CFO

In terms of our agreement with Thyssen Krupp, we have a binding agreement to sell Dofasco to Thyssen Krupp. We have had long discussions with Arcelor and its management board and we have agreed to [distribute it]. So Arcelor believes that Dofasco is of particular interest, we believe it does not. We have a binding agreement, as I mentioned, with TK as well as a requirement with the Department of Justice.

It is now up to the Arcelor board, as I understand. And I would encourage you to refer to the text in the MOU to decide on the future of Dofasco. And they also have to decide whether they can influence [the listing], because technically [the listing] is not under their control. And that’s all I can say on the subject.

Joseph Kinsch - Arcelor - Chairman

[Translated]. I would add that the Board of Directors of Arcelor, they clearly decided that it’s the part and parcel of the assets of the new company.

Unidentified Audience Member

This year the Chinese led the negotiations for iron ore. I have two questions, both about China. Is it the hope of the new Company, Arcelor-Mittal, that you will now lead the annual negotiations for iron ore and set the benchmark for the world iron ore price, is question one?

And question two, I’m hearing from China that the Chinese government is rather anti development of both Mittal and Arcelor in China, and constantly I’m wondering what the future strategy of Arcelor and Mittal may be in China. That’s the question.

Lakshmi Mittal - Mittal Steel - Chairman and CEO

The Chinese wanted to lead discussion on iron ore even this year. And the discussions went on for months and finally other countries finalized with the iron ore producers. And I hope that next year the discussions are not so long, and I also hope that next year there is no iron ore price increase.

Second, on China, we are having –- both the companies want to increase their footprint in China. And we have always said, and shared by Arcelor also, that we have to increase our presence in China. They have –- Arcelor has signed MOU with one company; they are in discussions with a second company. We have also signed –- we already have a joint venture with one [inaudible]. We are also in negotiations with others. Now it’s time that both the companies sit together and decide a much larger presence in China.

I don’t think the Chinese are against this kind of participation. I’m sure that they will appreciate that the world’s largest steel company comes to China and participates in their development of the steel industry. At this time China has not allowed foreign steel companies to have majority shareholding.

In our joint venture we have 50/50 with the state, but I hope that going forward, some day, they will accept Arcelor-Mittal as an exception and allow us to have a majority share in the steel business what we want to develop there.

Joseph Kinsch - Arcelor - Chairman

[Translated]. I’d like to add a word to this. Of course we did not discuss the details of the possible developments in China, as the recommendation made by our Board was made yesterday. But in the contact that we’ve had together, we have expressed exactly the same view as to the future of China and the presence of the two companies in China.

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

And furthermore, as you know, Arcelor and Mittal today already have common companies, joint ventures in China, with Bow Steel and Nippon Steel. And we’ve developed other activities in China in the processing of steel, together with our Korean partners. So, on both sides we have some experience with China and it is one of the items which will be discussed in the future weeks and future months between Mittal Steel and ourselves.

Unidentified Audience Member

[Translated]. [Inaudible] from Dusseldorf. The first question deals with Severstal and [Russian]. Can you imagine that the Russian side with a [inaudible] would make a higher bid and then you will have to react to this, or is this being totally settled and this cannot be changed any more?

My second question deals with personnel. What do you think about this new undertaking? And, Mr. Kinsch, I think that you have been elected for a few years. Do you have to finish your mandate or would you like to resign before that? Could you tell us what the position is? Thank you.

Joseph Kinsch - Arcelor - Chairman

[Translated]. The last question about the Board. Now I have a term of office of two years I was elected, and with this new company we will see this and we will prepare the future. And in relation to this preparation, we will take a decision as to the duration of my mandate. We haven’t discussed this.

And the day I leave this Company, we agree on the fact that Mr. Mittal will be the President, the Chairman of this Company. And on the Arcelor side, we will have the possibility of proposing a candidate for this Presidency.

You also raised a question dealing with Severstal. Mr. [inaudible] is someone that I know in relation to football but, of course, we have read a lot about him, a lot of articles. But personally, I do not know him and I don’t know his intentions with regard to the future. But there’s one thing I can tell you. If there is a new bid for Arcelor, and if this is higher than 100% of the capital, then the Board will have to meet and discuss the issue, of course. Thank you.

Unidentified Audience Member

What would be the position that you want to have?

Aditya Mittal - Mittal Steel - President and CFO

Oh, I didn’t hear that question. As you know, none of the management positions have been decided. I was asked a specific question on the CEO position, and I declined. I intend to be a member of the Management Board. And it’s up to Mr. Kinsch, Mr. Mittal, our respective Board and management teams, to figure out what is the best way to integrate the two organizations and what are the strengths of every individual, and what is the right position based on the strengths of those individuals. So, no decision has been taken.

Henry Cooke - Steel Business Briefing - Analyst

Hello. I’m Henry Cooke, Steel Business Briefing. When this deal is completed you will be, by a long way, the largest steel company in the world. What moves do you expect from your competitors to try to catch up with you in this area, and how fast do you expect them to move?

Lakshmi Mittal - Mittal Steel - Chairman and CEO

I’ve always said that the steel industry needs to be consolidated and it has to have a very sustainable future going forward. And I’m confident that, once this deal is completed, there will be more consolidation initiated among the steel companies.

We can all -- we have already started reading some movement in different parts. I’m sure that our combination will accelerate a lot of initiatives in the steel industry, and that is what is very important.

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

I have always said that in the next 10 years we should have at least one or two companies with 150m tons or more and clearly this combination is moving towards that goal, and I hope that other steel companies will also follow. And this is what is the expectation of our shareholders.

If you look at our multiple, it’s a very low multiple. We are -- clearly steel industry is undervalued if you compare it with other comparable companies and the manufacturing companies. We need to give confidence to the shareholders, so that we have long-term investors and they award us with higher multiples. Thank you.

Unidentified Company Representative

Now we’ll have a question from the [inaudible].

Joseph Kinsch - Arcelor - Chairman

[Translated]. I’d like to add something, if I may. I would like to add that when we created Arcelor through the merger of three companies - French, Spanish and Luxembourgese - I believe that this was the starting point of a lot of initiatives for the consolidation.

Personally I’m convinced that the common company between Arcelor and Mittal Steel will find followers, perhaps not at the same level of volume but certainly followers who will take that same direction, and this is highly desirable. Thank you.

Unidentified Audience Member

I have two questions, one is for Mr. Mittal and the second is for the both of the gentlemen. Mr. Mittal, now that you have signed an agreement with Arcelor, I just wanted to know if you could indicate do you have any plans for any further collaboration with Severstal? Because at one point Arcelor was speaking about how Severstal was a very good match for the Luxembourg company. And I just wanted to know if you see yourself extending any further business agreement with them, or any sort of business operations with them?

My second question is for the -- for both of you. I wanted to know if you could indicate what your plans are going to be for the stainless steel business unit of Arcelor, now that this has been agreed upon, because there’s some talk in the past that Arcelor may be looking at selling the stainless steel unit. Thank you.

Lakshmi Mittal - Mittal Steel - Chairman and CEO

Well, it’s good that Severstal already has a joint venture and other business partnership with Arcelor. That will continue and I’m sure that Arcelor management -- Arcelor-Mittal management and Severstal management will continue to work together on this joint venture.

We have no intention at this time of extending any further relations with Severstal because our [inaudible] could be to integrate both the companies and that is very important. And I’m sure that this Managing Board and the Board of Directors will really focus in accelerating the process of integration in the most modest way, in the most efficient way, and so that we can capture all the synergies which we have announced in the shortest possible time.

If you recall that since we started dialogue our [imaged] synergy numbers, quantified synergy number has gone up from $1b to $1.6b. And this is, I think, out of the discussions which we had between the Arcelor and Mittal Steel.

So we just ask please to focus on integration and focus on capturing the synergies essential to motivate the employees of both the companies. So that after six months, when we meet here on some other occasion, we should be talking of one team working together in a most successful and enlarged steel company. Thank you.

Joseph Kinsch - Arcelor - Chairman

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

[Translated]. I support entirely what Mr. Mittal has said now with regard to our position in relation to Severstal. We spoke briefly about this, but this was a few days ago, because I wanted to know Mr. Mittal’s views on Severstal and the industrial cooperation which we already have in place now with Severstal, with this joint venture.

We have two joint ventures in Russia, and the fact of our very close industrial relations, personal relations, with the team of Severstal. We agreed that, whatever may happen, we will still have the best relations possible with Severstal. How these will develop, how they will materialize industrially, there we have no reply today. But in any event, we shall have very friendly relations with Severstal.

With regard to the stainless steel, as you know, we have initiated a study on the possibilities of the orientation of the stainless steel activities of Arcelor, and the conclusions are not on the table yet. But as soon as we have them, of course they will be submitted by the managing team to the Board, and it’s a bit early in the day to say what will happen with our activities in the stainless steel sector which, in the future, could continue and be part of our Group, or which could possibly find another future in the interests of the development of the stainless steel sector. Thank you.

Unidentified Company Representative

[Translated]. Next question comes from [ITAR-PASS], the Press Agency of Russia.

Unidentified Audience Member

Can you comment, did you have any non-economical reasons for declining the offer of Severstal?

And the second question is the follow up for Mr. Mittal about the restructuring of his company. What still is the destiny of the Ukrainian Kryvorizhstal? Do you have any intentions to sell it back and, if so, which will be the site? Thank you.

Joseph Kinsch - Arcelor - Chairman

[Translated]. I’ll answer your first question concerning the reason. Listen, the business is not very complex, or not as complex as described by people from the media or others. We have an industrial approach and we keep it vis-a-vis Severstal as well. We are active in a lot of countries in this world and we benefit from the cultures of those countries to enrich our company.

In case of an agreement with Severstal, I’m sure, I’m convinced, there would have been an enrichment for our corporation. Thank you.

Lakshmi Mittal - Mittal Steel - Chairman and CEO

We are very pleased with our Ukrainian operation. I don’t know how you got the message that we want to sell it. There is no price tag and we have expansion program in Kryvorizhstal and with the merger of Arcelor-Mittal we will accelerate our investment program, because we have said before that there are synergies between Ukrainian operations with the European operations.

So we are going full swing ahead in terms of our investments and our program for developing the mines, developing the flat products and slab making, all these programs are on, and we are very happy with our operations in Kryvorizhstal.

Aditya Mittal - Mittal Steel - President and CFO

As you remember of Severstal, both of us were bidding for it, and we had a higher bid by about $20m. But I can ensure you in the future both of us won’t be bidding against but bidding together for the same assets, and that’s the first example of the synergies.

Unidentified Audience Member

[Inaudible], Frankfurter Allgemeine Zeitung. Herr Kinsch [inaudible - speaking in German].

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

[Translated]. Last January you referred to participating or taking part in a discussion of a range of things, such as perfume, etc. So where do you stand there? Are you also involved in cosmetics?

And when are you going to make a final decision about the successor to Mr. Dolle? Is he going to remain active in his present function or not?

Joseph Kinsch - Arcelor - Chairman

[Translated]. First of all, we don’t have a –- we have a council, a management council, which is working and made up of members of the Executive Board. And it conveys some of its tasks, it will convey some of its tasks to the Board, and the Board will decide.

So we don’t know. So do we have a boss yesterday? Yes, this is Mr. Dolle. He is the CEO of Arcelor and is going to remain so, no doubt. What I’ve explained earlier was the future of the Group.

Once the merger is completed, we discussed - Mr. Dolle and myself with Mr. Mittal - and Mr. Dolle said that he wouldn’t want to be in charge, in order to give somebody else the opportunity of in fact working on the restructuring and the future work of the Group.

With regard to the image you made about perfumes, etc., well, it’s true that we at some stage referred to it as a cosmetic exercise, but it still is to some extent. And it’s up to you to decide what this is all about.

Unidentified Audience Member

[Inaudible] Mr. Mittal, you’re confident that maybe you can persuade Mr. Dolle to accept the job of CEO?

Lakshmi Mittal - Mittal Steel - Chairman and CEO

Please repeat your question.

Joseph Kinsch - Arcelor - Chairman

Once more please?

Unidentified Audience Member

Would you be confident, or hopeful, that you can persuade Mr. Dolle to accept the job of CEO of this new Company? And would you rule out a three-way merger with Severstal?

Lakshmi Mittal - Mittal Steel - Chairman and CEO

I definitely rule out the three-way merger with Severstal. This is not in the interests of the shareholders and the stakeholders. And Mr. Kinsch has already explained twice about Mr. Guy Dolle’s role now and going forward.

Unidentified Audience Member

My name is [inaudible] and my question is for Mr. Mittal. Do you have any intention to buy [inaudible] for your business in Asian countries? I guess so, [inaudible] is very attractive because they have good technology and a good customer base from its [inaudible]. So I want to ask, and this is the first question please.

And the second question is for both of you, Mr. Mittal and Mr. Kinsch. Both of you have an alliance with Nippon Steel. So do you have -- do you want to keep that alliance and the relationship with Nippon Steel, or change something after the merger?

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

Lakshmi Mittal - Mittal Steel - Chairman and CEO

Japanese steel industry has all been consolidated as well. There are now three major –- two major producers under the current [inaudible] and we have no intention of looking at Japan.

On the contrary, Japanese steel companies are very strong partners because, in technology and in our financial partners, in the United States we have the largest joint venture, more than $1b in United Steel, [inaudible] Steel.

To enjoy both [offers], I consider [inaudible] and also we have a partner because we have a common partner. Both of us enjoy an excellent relation with Nippon Steel. And this relation will only grow and get stronger with this combination, because now we don’t have to divide the technology between the two companies. Now there’s one technology so the companies can work together. Thank you.

Joseph Kinsch - Arcelor - Chairman

[Translated]. I have nothing to add to what Mr. Mittal just said. I share his point of view. We have an alliance with Nippon Steel. It’s working to our satisfaction and I believe that the new Group will find it interesting to continue on the same basis with Japanese companies.

James Kanter - International Herald Tribune Newspaper - Analyst

Yes. A question from James Kanter of the International Herald Tribune Newspaper. I had a question for all parties. Can you explain whether you have any regrets about some of the language that was used during this merger battle? And perhaps you could be clear about whether the eventual departure of Monsieur Dolle has any relationship to that?

A second question, if I may. Can all parties guarantee that Arcelor will always be based in Luxembourg? Thank you.

Lakshmi Mittal - Mittal Steel - Chairman and CEO

I can guarantee that I have a commitment that headquarters and corporate center will be based in Luxembourg. I think it’s a matter of pride for all the Luxembourgese to have the largest steel company headquartered in Luxembourg. Arcelor was always there and Mittal Steel joining is a better -- great prize for everyone. And we are very happy to move our headquarters and corporate center to Luxembourg.

I personally have not experienced any of those emotional outbursts what the media has carried. Of course I have read all of them in the newspapers, like you have read. But I personally did not experience anything which would really make me hurt or anything like that.

Joseph Kinsch - Arcelor - Chairman

[Translated]. What Mr. Mittal has said is absolutely right. I can’t have any regrets about the language that was used. We simply stated from the outset that the offer made from Mittal Steel –- made by Mittal Steel, sorry, was not satisfactory on a number of points. We listed those points in detail, but these circumstances generate images that are used for media reasons, but there is no reason to be sorry for that. If you look at the model and the values that we have applied, and if you see the improved offer, there is absolutely no regrets whatsoever.

Aditya Mittal - Mittal Steel - President and CFO

I just want to add that this business, I think, is an old story. I think we should move forward and we should talk about what the combination means for all the employees of Arcelor-Mittal.

As I’ve just said, from day one this is a winning combination, this is a dream set in the steel industry. You can combine the number one and number two steel companies who are complementary on a geographic basis. We share technology, we share markets. So let us look forward and let us focus on the future, because we have a bright future ahead of us.

Unidentified Audience Member

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

[Inaudible] Japanese daily economic newspaper, Nikkei. I have two questions. One is a follow up to Nippon Steel issue. In Japan the big three steel companies have established a common defense front, I think we can call this way, in order to avoid being a target of [inaudible] in the future. So if one of the three companies becomes a target, they defend together to avoid it. Do you think, especially for Mr. Mittal, this kind of movement is against the trend or the way the steel industry should develop?

And the second question is, in the conditions of this merger, we see many points where you can change, [that is clear], for example the governance structure, the Management Board, etc. For Mr. Mittal, do you think this is or may be [as it’s clear] with these conditions you can have more influence and more power in the new Company.

And for Mr. Kinsch, it also was using the word that Mittal will be eventually kind of at the top in Arcelor, but is it really so you can use -- you can say that -- say it that way because [that is clear] things could change?

Lakshmi Mittal - Mittal Steel - Chairman and CEO

You have got really precise questions coming from Japan. I will answer your second question. Three years corporate governance, what we have discussed is very important for the success of this Company. Because within three years, will give ample time for the management of the Board of companies to work for integration within the sector.

And I hope that, much before three years, the Company would have integrated very well. [Computer] have already set the common goals and they started implementing all that what we have been talking since our proposal and recommendation by the Board.

So this three-year time period is basically to make everybody work -- everyone work from the both sides of the Company to make this combination successful. So this integration is [inaudible], so that we are able to merge both of them and everyone talks of one company.

I have no comment on your first question. I have no comment why they should have done it or not. That may be the Japanese corporate act or corporate law. But globally, things are changing. Now some countries have defense mechanisms permitted under the law. Some countries have [inaudible] sales under the law. So this is all depending on the respective companies, what is allowed under their corporate laws. I have no comments against or for this.

Joseph Kinsch - Arcelor - Chairman

I only want to add about the governance at the future. You should forget that every three years [we’ll see] in order to see into the future. In the future it is not the intention of both parties to have a corporate governance which would be less effective than that we put in place now. So we are seeing an evolution in a positive direction, in the matter of corporate governance for the future.

Lakshmi Mittal - Mittal Steel - Chairman and CEO

Let me may add one point here. We have also emphasized that going forward this company will be listed in New York Stock Exchange. It’s already -- a combined entity will be listed in addition to the Arcelor’s Borse Stock Exchange. It will be also listed in New York and Amsterdam Stock Exchange.

And the whole Company will have to also follow the higher standard of corporate governance from SEC also. So that is also very important, they have SOX 404 compliance, they have the different corporate governances. It is the responsibility for the Board. So going forward you will find that, as Mr. Kinsch just said, we are going to strengthen the corporate governance of both the companies.

Joseph Kinsch - Arcelor - Chairman

[Translated]. Two last questions please.

Unidentified Audience Member

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

[Inaudible] radio television. The general assembly of Arcelor for June 30 is [inaudible]. And what is the agenda, and what kind of vote are you seeing? And the offer of Mr. Mittal will be prolonged for how long?

And thirdly, you spoke of the good relations with Severstal, but you have to pay compensation for a break of contract. Are you going to pay them the €130m that you owe them?

Joseph Kinsch - Arcelor - Chairman

[Translated]. The general assembly of June 30 is maintained and the agenda set as it was published. That is clear.

With regard to Severstal, we will respect all the commitments that we have had in relation to our arrangements with them, and also the clauses of the contract which we have concluded with Severstal. That is quite clear.

Your third question - what does it deal with? What’s the third question? Could you repeat it? As a qualification of the initial offer, I believe that Mr. Mittal could answer this question. But if Mr. Mittal introduces a new dossier because we have improved the offer, the control bodies will request a prolongation of the offer of Mittal Steel. Do you agree? Yes.

Aditya Mittal - Mittal Steel - President and CFO

[Inaudible] [occurs now]. And therefore we expect a delay of perhaps a week to 10 days, not more than that. We’re looking at the middle of July for our offer to close at the latest. It might be earlier, but I can’t give guidance on that till we have heard from the regulators.

Unidentified Company Representative

A last question from [inaudible].

Unidentified Audience Member

[Translated]. I have a question for the Friday assembly, question of the timetable. What would happen if 50% of the shareholders do not approve -- do not disapprove the contract with Severstal?

Joseph Kinsch - Arcelor - Chairman

[Translated]. The question is very clear. We will respect the clauses of the contract established between us and Severstal.

Well, in that case, ladies and gentlemen, thank you very much.

FINAL TRANSCRIPT

Jun. 26. 2006 / 1:00PM UKT, MT - Proposed creation of Arcelor-Mittal Conference Call (Press Briefing)

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